RECEIVED

2006 AUG 18 P 2: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06016145

11 August 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sir

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS in respect of Nedbank Group Limited – call of Tier II subordinated unsecured callable notes.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

PROCESSED
AUG 23 2006
THOMSON
FINANCIAL

Yours faithfully

Jackie Katzin
Assistant Group Secretary

NEDBANK
GROUP

cc Jonathan K Bender, Esq

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

dlw 8/22

RECEIVED
2006 AUG 18 P 2: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Nedbank Group Limited – Call of Tier II Subordinated Unsecured Callable Notes

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
('Nedbank Group')

CALL OF TIER II SUBORDINATED UNSECURED CALLABLE NOTES

On 20 September 2001 Nedbank Group's wholly owned banking subsidiary, Nedbank Limited ('Nedbank'), issued R2 billion subordinated unsecured callable notes ranking as secondary capital ('NED1').

These notes are subject to the terms and conditions as set out in the placing document dated 20 September 2001 (the 'Placing Document').

In terms of the Placing Document the notes mature on 20 September 2011, but are callable by Nedbank on 20 September 2006, subject to the prior written approval of the Registrar of Banks.

Pursuant to conditions 4 and 12 of the terms and conditions of the NED1 notes set out in the Placing Document and having obtained written approval from the Registrar of Banks, Nedbank hereby gives notice that it will redeem the R2 billion NED1 notes on 20 September 2006 at face value together with any interest accrued up to that date.

Sandton
10 August 2006

For further information, please contact:
Markus Borner (Nedbank Group Capital Management), tel: 011 295 8616, email: markusb@nedbank.co.za.
Mike Brown (Chief Financial Officer), tel: 011 294 9999, email: mikeb@nedbank.co.za.

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital